UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 36)*

Sears Holdings Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

812350106

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812350106

1.	Names of reporting persons. ESL Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 26,820,859 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 26,820,859 (1)
	10.	Shared dispositive power 31,247,258 (2)
11.	Aggregate amount beneficially owned by each reporting person 58,068,117 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 52.1% (3)
14.	Type of reporting person (see instructions) PN

(1)	Includes 4,828,219 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes 5,700,163 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and 4,828,219 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of reporting persons. SPE I Partners, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,501,242
	8.	Shared voting power 0
	9.	Sole dispositive power 1,501,242
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,501,242
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.4% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015.

CUSIP No. 812350106

1.	Names of reporting persons. SPE Master I, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,933,413
	8.	Shared voting power 0
	9.	Sole dispositive power 1,933,413
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,933,413
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.8% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015.

CUSIP No. 812350106

1.	Names of reporting persons. RBS Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 30,255,514 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 30,255,514 (1)
	10.	Shared dispositive power 31,247,258 (2)
11.	Aggregate amount beneficially owned by each reporting person 61,502,772 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 55.2% (3)
14.	Type of reporting person (see instructions) PN

(1)	Includes 4,828,219 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes 5,700,163 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and an aggregate of 4,828,219 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of reporting persons. ESL Institutional Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 12,341 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 12,341 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 12,341 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (2)
14.	Type of reporting person (see instructions) PN

(1)	Includes 2,111 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and 2,111 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of reporting persons. RBS Investment Management, L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 12,341 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 12,341 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 12,341 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (2)
14.	Type of reporting person (see instructions) OO

(1)	Includes 2,111 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and 2,111 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of reporting persons. CRK Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 887 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 887 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 887 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (2)
14.	Type of reporting person (see instructions) OO

(1)	Includes 140 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and 140 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of reporting persons. ESL Investments, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 30,268,742 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 30,268,742 (1)
	10.	Shared dispositive power 31,247,258 (2)
11.	Aggregate amount beneficially owned by each reporting person 61,516,000 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 55.2% (3)
14.	Type of reporting person (see instructions) CO

(1)	Includes an aggregate of 4,830,470 shares of Holdings Common Stock that may be acquired by certain of the reporting persons within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes an aggregate of 5,700,163 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and an aggregate of 4,830,470 shares of Holdings Common Stock that may be acquired by certain of the reporting persons within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of reporting persons. Edward S. Lampert
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 61,516,000 (1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 30,268,742 (1)
	10.	Shared dispositive power 31,247,258 (2)
11.	Aggregate amount beneficially owned by each reporting person 61,516,000 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 52.5% (3)
14.	Type of reporting person (see instructions) IN

(1)	Includes an aggregate of 4,830,470 shares of Holdings Common Stock that may be acquired by certain of the reporting persons within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes an aggregate of 5,700,163 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and an aggregate of 10,530,633 shares of Holdings Common Stock that may be acquired by the reporting persons within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

This Amendment No. 36 to Schedule 13D (this “Amendment”) relates to common shares, par value $0.01 per share (the “Holdings Common Stock”), of Sears Holdings Corporation, a Delaware corporation (“Holdings”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”, and together with SPE I, the “SPEs”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (“SEC”).

The Reporting Persons are filing this Amendment to report: (i) a distribution of shares of Holdings Common Stock by SPE Master I on a pro rata basis to its partners, including to RBS; (ii) a distribution of shares of Holdings Common Stock by SPE I on a pro rata basis to its partners, including to RBS; and (iii) a distribution of shares of Holdings Common Stock by RBS to Mr. Lampert on a pro rata basis.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“In grants of shares of Holdings Common Stock by Holdings on April 30, 2015 and May 29, 2015, pursuant to the Letter between Holdings and Mr. Lampert, Mr. Lampert acquired an additional 23,555 shares of Holdings Common Stock. Mr. Lampert received the shares of Holdings Common Stock as consideration for serving as Chief Executive Officer and no cash consideration was paid by Mr. Lampert in connection with the receipt of such shares of Holdings Common Stock.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“Effective June 9, 2015, Seritage commenced an offering of transferrable subscription rights (the “Seritage Rights Offering”) to purchase up to an aggregate of 53,298,899 Class A common shares of beneficial interest, par value $0.01 per share (“Seritage Common Shares”), pursuant to the Registration Statement. Under the terms of the Seritage Rights Offering, Holdings distributed to its stockholders, at no charge, one transferable subscription right for every share of Holdings Common Stock held as of 5:00p.m., New York City time, on June 11, 2015. Each subscription right entitles the holder thereof to purchase one half of one Seritage Common Share at a purchase price of $29.58 per whole Seritage Common Share. A form of the subscription rights certificate is attached hereto as Exhibit 99.19 and incorporated by reference herein.

Pursuant to the Seritage Rights Offering, Holdings distributed to Partners, SPE I, SPE Master I, CRK LLC, Institutional and Mr. Lampert, at no charge, an aggregate of 51,765,284 subscription rights.

The SPEs are liquidating entities and do not make new investments, such as the exercise of subscription rights. Accordingly, on June 15, 2015, the SPEs distributed pro rata to each of their respective owners, including indirectly Mr. Lampert, all the subscription rights they received in the Sertiage Rights Offering.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Holdings or securities of Holdings for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Holdings or otherwise with respect to Holdings or any securities of Holdings or (ii) a member of any syndicate or group with respect to Holdings or any securities of Holdings.

As of the time of filing on June 15, 2015, the Reporting Persons may be deemed to beneficially own the shares of Holdings Common Stock set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	58,068,117	(1)(2)	52.1	%(3)	26,820,859	(2)	0	26,820,859	(2)	31,247,258	(1)
SPE I Partners, LP	1,501,242		1.4%		1,501,242		0	1,501,242		0
SPE Master I, LP	1,933,413		1.8%		1,933,413		0	1,933,413		0
RBS Partners, L.P.	61,502,772	(1)(4)	55.2	%(5)	30,255,514	(4)	0	30,255,514	(4)	31,247,258	(1)
ESL Institutional Partners, L.P.	12,341	(6)	0.0	%(7)	12,341	(6)	0	12,341	(6)	0
RBS Investment Management, L.L.C.	12,341	(8)	0.0	%(9)	12,341	(8)	0	12,341	(8)	0
CRK Partners, LLC	887	(10)	0.0	%(11)	887	(10)	0	887	(10)	0
ESL Investments, Inc.	61,516,000	(1)(12)	55.2	%(13)	30,268,742	(12)	0	30,268,742	(12)	31,247,258	(1)
Edward S. Lampert	61,516,000	(1)(14)	52.5	%(15)	61,516,000	(1)(14)	0	30,268,742	(14)	31,247,258	(1)

(1)	This number includes 25,547,095 shares of Holdings Common Stock held by Mr. Lampert and 5,700,163 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners and 4,828,219 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners.
(3)	This is based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and 4,828,219 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners.
(4)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners, 4,828,219 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 1,501,242 shares of Holdings Common Stock held by SPE I and 1,933,413 shares of Holdings Common Stock held by SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners, SPE I and SPE Master I.
(5)	This is based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and 4,828,219 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners.
(6)	This number includes 10,230 shares of Holdings Common Stock held by Institutional and 2,111 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional.
(7)	This is based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and 2,111 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional.
(8)	This number includes 10,230 shares of Holdings Common Stock held by Institutional and 2,111 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.

(9)	This is based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and 2,111 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.
(10)	This number includes 747 shares of Holdings Common Stock held by CRK LLC and 140 shares of Holdings Common Stock that CRK LLC has the right to acquire within 60 days pursuant to the Warrants held by CRK LLC.
(11)	This is based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, and 140 shares of Holdings Common Stock that CRK LLC has the right to acquire within 60 days pursuant to the Warrants held by CRK LLC.
(12)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners, 4,828,219 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 1,501,242 shares of Holdings Common Stock held by SPE I, 1,933,413 shares of Holdings Common Stock held by SPE Master I, 10,230 shares of Holdings Common Stock held by Institutional, 2,111 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional, 747 shares of Holdings Common Stock held by CRK LLC and 140 shares of Holdings Common Stock that CRK LLC has the right to acquire within 60 days pursuant to the Warrants held by CRK LLC. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. ESL is the manager of, and may be deemed to indirectly beneficially own securities owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own securities owned by, CRK LLC.
(13)	This is based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, the 4,828,219 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, the 2,111 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional, and the 140 shares of Holdings Common Stock that CRK LLC has the right to acquire within 60 days pursuant to the Warrants held by CRK LLC. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. ESL is the manager of, and may be deemed to indirectly beneficially own securities owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own securities owned by, CRK LLC.
(14)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners, 4,828,219 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 1,501,242 shares of Holdings Common Stock held by SPE I, 1,933,413 shares of Holdings Common Stock held by SPE Master I, 10,230 shares of Holdings Common Stock held by Institutional, 2,111 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional, 747 shares of Holdings Common Stock held by CRK LLC and 140 shares of Holdings Common Stock that CRK LLC has the right to acquire within 60 days pursuant to the Warrants held by CRK LLC. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.
(15)	This is based upon 106,602,160 common shares outstanding as of May 29, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended May 2, 2015, that was filed by Holdings with the Securities and Exchange Commission on June 8, 2015, the 5,700,163 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, the 4,828,219 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, the 2,111 shares of Holdings Common Stock that Institutional has the right to acquire within 60 days pursuant to the Warrants held by Institutional, and the 140 shares of Holdings Common Stock that CRK LLC has the right to acquire within 60 days pursuant to the Warrants held by CRK LLC. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.5	Joint Filing Agreement (incorporated by reference to Exhibit 99.5 to the Amendment to Schedule 13D filed on March 11, 2013).

99.6	Form of Letter (incorporated by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).

99.7	Loan Agreement, dated September 15, 2014, among Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation, and JPP II, LLC and JPP, LLC (incorporated by reference to Exhibit 99.7 to the Amendment to Schedule 13D filed on September 16, 2014).

99.8	Participation Agreement, dated September 22, 2014, among PYOF 2014 Loans, LLC, and JPP II, LLC and JPP, LLC (incorporated by reference to Exhibit 99.8 to the Amendment to Schedule 13D filed on September 24, 2014).

99.9	Amended and Restated Participation Agreement, dated September 30, 2014, among PYOF 2014 Loans, LLC, The Fairholme Partnership, LP, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on October 1, 2014).

99.10	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.10 to the Amendment to Schedule 13D filed on October 17, 2014).

99.11	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.11 to the Amendment to Schedule 13D filed on October 28, 2014).

99.12	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.12 to the Amendment to Schedule 13D filed on October 28, 2014).

99.13	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.13 to the Amendment to Schedule 13D filed on October 28, 2014).

99.14	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.14 to the Amendment to Schedule 13D filed on October 28, 2014).

99.15	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.15 to the Amendment to Schedule 13D filed on November 12, 2014).

99.16	Form of Note (incorporated herein by reference to Exhibit 4.3 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.17	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.4 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.18	Amendment to Loan Agreement, entered into on February 25, 2015 and effective as of February 28, 2015, by and between JPP II, LLC and JPP, LLC and Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 26, 2015).

99.19	Form of Subscription Rights Certificate (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2015	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

	By:	RBS Investment Management, L.L.C., as its general partner

	By:	ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

CRK PARTNERS, LLC

By:	ESL Investments, Inc., as its sole member

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.5	Joint Filing Agreement (incorporated by reference to Exhibit 99.5 to the Amendment to Schedule 13D filed on March 11, 2013).

99.6	Form of Letter (incorporated by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).

99.7	Loan Agreement, dated September 15, 2014, among Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation, and JPP II, LLC and JPP, LLC (incorporated by reference to Exhibit 99.7 to the Amendment to Schedule 13D filed on September 16, 2014).

99.8	Participation Agreement, dated September 22, 2014, among PYOF 2014 Loans, LLC, and JPP II, LLC and JPP, LLC (incorporated by reference to Exhibit 99.8 to the Amendment to Schedule 13D filed on September 24, 2014).

99.9	Amended and Restated Participation Agreement, dated September 30, 2014, among PYOF 2014 Loans, LLC, The Fairholme Partnership, LP, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on October 1, 2014).

99.10	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.10 to the Amendment to Schedule 13D filed on October 17, 2014).

99.11	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.11 to the Amendment to Schedule 13D filed on October 28, 2014).

99.12	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.12 to the Amendment to Schedule 13D filed on October 28, 2014).

99.13	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.13 to the Amendment to Schedule 13D filed on October 28, 2014).

99.14	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.14 to the Amendment to Schedule 13D filed on October 28, 2014).

99.15	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.15 to the Amendment to Schedule 13D filed on November 12, 2014).

99.16	Form of Note (incorporated herein by reference to Exhibit 4.3 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.17	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.4 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.18	Amendment to Loan Agreement, entered into on February 25, 2015 and effective as of February 28, 2015, by and between JPP II, LLC and JPP, LLC and Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 26, 2015).

99.19	Form of Subscription Rights Certificate (filed herewith).

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS HOLDINGS CORPORATION

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
Edward S. Lampert	04/30/2015	Grant of Shares Pursuant to a Letter between Edward S. Lampert and Holdings	11,777		$0
Edward S. Lampert	05/29/2015	Grant of Shares Pursuant to a Letter between Edward S. Lampert and Holdings	11,778		$0
SPE I Partners, LP	06/15/2015	Pro-Rata Distribution to its Partners		438,630	$0
SPE Master I, LP	06/15/2015	Pro-Rata Distribution to its Partners		561,370	$0
RBS Partners, L.P.	06/15/2015	Acquisition from SPE I Partners, LP and SPE Master I, LP as a result of a Pro-Rata Distribution	220,083		$0
RBS Partners, L.P.	06/15/2015	Pro-Rata Distribution		220,083	$0
Edward S. Lampert	06/15/2015	Acquisition from RBS Partners, L.P. as a result of a Pro-Rata Distribution	220,083		$0